UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

333-61610
(Commission File Number)
(Check One):	☐ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☐ Form 10-D	☒ Form 10-QSB
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  June 30, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _________________________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Brainstorm Cell Therapeutics Inc.
______________________________________________________________________________________
Full Name of Registrant

Golden Hand Resources Inc.
______________________________________________________________________________________
Former Name if Applicable:

110 East 59th Street, 25th Floor
______________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

New York, NY 10022
______________________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant's Quarterly Report on Form 10-QSB for the three months ended June 30, 2007 (the “Quarterly Report”) could not be filed by the prescribed due date of August 14, 2007 because the registrant has not yet completed its internal review of the Quarterly Report. The registrant has not completed its internal review of the Quarterly Report because the registrant has been focused on (i) the restructuring of its debt and obligations to Ramot at Tel Aviv University and to Double U Master Fund L.P., and (ii) a financing transaction with ACCBT Corp. Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The Quarterly Report will be filed on or before the fifth calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David Stolick	(212)	557-9000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes     ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Brainstorm Cell Therapeutics Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2007	By:	/s/ Chaim Lebovits
Chaim Lebovits
President